Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

October 13, 2017

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

Attn: Sonja Gupta Barros

Re:	Red Mountain Ventures Limited Partnership Offering Statement on Form 1-A Submitted September 21, 2017 File No. 024-10729

Dear Ms. Gupta:

This letter is submitted on behalf of our client, Red Mountain Ventures Limited Partnership (the “Company”), regarding the Company’s offering statement on Form 1-A, filed on September 21, 2017.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 12, 2017; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Part II – Offering Circular

General

1. We reissue comment 1 as we continue to note that your website and the StartEngine website do not include the information required by Securities Act Rule 255(b)(4).

Response: The Company’s website and the StartEngine website were inadvertently not updated to include the link to the current Offering Circular; they have now been updated to do so.

2. We also note that some of the testing the waters materials you submitted with your offering statement do not include the information required by Rule 255(b). Please revise the material referenced in exhibit 13.1 to include the information required by Rule 255(b)(1)-(4). Please also redistribute the materials in a substantially similar manner as such materials were originally distributed. See Securities Act Rule 255(d).

Response: The Company has confirmed that the testing the waters material distributed did in fact include the Rule 255 legend; however the person assembling the materials omitted the legend on the grounds that it was repetitive boilerplate, in the interests of minimizing the size of the file. We have refiled Exhibit 13.1 including the legends.

3. We note that your website contains links that include information about the Canadian offering. For example, see the link to a YouTube video, “We’re LIVE! Canadians can now own a real piece of RED” and links to press coverage of the Canadian offering under the heading “Phase 2 ‘Canada Goes Live’ Press Coverage.” We also note that the “Updates” section on the StartEngine website contains a letter from the company’s CEO that summarizes the Canadian Offering Memorandum. Please tell us whether that information constitutes directed selling efforts in the United States and how you believe you have complied with Regulation S. Please address the guidance in Commission Interpretive Release No. 33-7516 on the Use of Internet Web Sites to Offer Securities (March 23, 1998) in connection with the Canadian offering.

Response: We note that the Company is a Canadian company making a Canadian offering in accordance with Canadian regulations and that is therefore logical that its website would include information about the Canadian offering, and a reference to the Offering Memorandum required under Canadian law. As we discussed in our previous response letter, the Canadian offering is an “overseas directed offering” within the meaning of Rule 903(b)(1)(ii) of Regulation S. We believe that the many, repeated, statements made throughout the Company’s website, including statements such as [emphasis added]: “Canadians: Learn how you can invest now”; “Our formal equity offering documents are now live for Canadian investors…”; “Canadians can now own a real piece of RED”; “so if you are Canadian . . .”; “where Canadians can officially take the next step .. . .” constitute “procedures reasonably designed to avoid targeting the United States” as set out in Release 33-7516, by making it quite clear that the offer set out therein is directed to “countries other than the United States” (specifically, directed to Canadian investors). We further note that the processes implemented by the Canadian Frontfundr platform (on which Canadian investments may be made) “implement procedures that are reasonably designed to guard against sales to U.S. persons,” as set out in that Release by referring U.S. investors to the StartEngine platform. We have therefore concluded that the information in the Company’s website does not constitute directed selling efforts in the United States.

Plan of Distribution, page 15

4. You state that you intend to hold the initial closing on or about November 1, 2017. We also note your disclosure that if the Minimum Offering Amount is not deposited into escrow on or before March 31, 2018, all subscriptions will be refunded to subscribers. Please revise your disclosure to ensure that your plan of distribution disclosure is consistent and clarify, if true, that you will hold your initial closing upon qualification of the offering statement following achievement of the Minimum Offering Amount.

Response: We have revised our disclosure in accordance with the Staff’s comments.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks